Filed Pursuant to Rule 424(b)(3)

Commission File No. 333-144831

PROSPECTUS

GEORESOURCES, INC.

COMMON STOCK

This prospectus relates to the sale by the selling stockholders of up to 10,820,406 of our shares of common stock from time to time. The shares were issued to the selling stockholders in connection with (1) our mergers with Southern Bay Oil & Gas, L.P. (“Southern Bay”) and PICA Energy, LLC (“PICA”) on April 17, 2007, (2) our acquisition of certain Yuma Working Interests (the “Yuma Working Interests”) on April 17, 2007 and (3) our private placement of 130,406 shares of common stock to certain members of our management team and our board of directors and their affiliates in July 2007. The selling stockholders are (1) former holders of equity interests in Southern Bay or PICA, (2) former holders of Yuma Working Interests or (3) members of management, our board the directors and their affiliates. These shares of our common stock are being registered pursuant to a registration rights agreement with the selling stockholders.

The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any means described in the section titled “Plan of Distribution.” The selling stockholders may sell any, all or none of the shares offered by this prospectus.

This prospectus describes the general manner in which the shares of common stock may be offered and sold by the selling stockholders. If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

Our common stock is quoted on The NASDAQ Global Market under the symbol “GEOI.” On August 10, 2007, the last reported sale price of our common stock was $5.65 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS WHICH WE REFERENCE ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2007.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell shares of common stock will be made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”), including, without limitation, the statements specifically identified as forward-looking statements within this prospectus. Many of these statements contain risk factors as well. In addition, certain statements in future filings by the Company with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of our plans and objectives or our management or Board of Directors including those relating to planned development of our oil and gas properties, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “may,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information”.

In this prospectus, the terms “company,” “we,” “us,” and “our” refer to GeoResources, Inc., a Colorado corporation, including our wholly owned subsidiaries.

INFORMATION ABOUT GEORESOURCES, INC.

GeoResources, Inc. is a natural resources company engaged in the principal business of oil and gas exploration, development and production. We own and operate producing oil and gas properties in the Gulf Coast, Permian Basin, Rocky Mountains and Williston Basin, and conduct oil and gas exploration operations in these areas.

On April 17, 2007, we completed the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated September 14, 2006, by and among us, Southern Bay Energy Acquisition, LLC, our wholly-owned subsidiary (“Southern Acquisition”), Chandler Acquisition, LLC, our wholly-owned subsidiary (“Chandler Acquisition”), Southern Bay Oil & Gas, L.P. (“Southern Bay”), Chandler Energy, LLC (“Chandler”) and PICA Energy, LLC, a wholly-owned subsidiary of Chandler (“PICA”). The Merger Agreement provided for two mergers (the “Mergers”) whereby Southern Bay was merged with and into Southern Acquisition, which is the surviving entity, and PICA was merged with and into Chandler Acquisition, which is the surviving entity, and the equity interests in Southern Bay and PICA were converted into 8,263,000 shares of common stock for the Southern Bay equity owners and 1,931,000 shares of common stock for the PICA equity owners. In addition to the Mergers, we acquired working interests in a Chandler project in Colorado (the “Yuma Working Interests”) in exchange for 496,000 shares of common stock.

In July 2007, we issued 130,406 shares of common stock pursuant to a private placement in exchange for cash and certain working interests. Only members of our management team and certain of our directors and their affiliates participated in the private placement.

Pursuant to the Merger Agreement and the private placement, we entered into a registration rights requiring us to register the common stock issued to Southern Bay, Chandler, the holders of the Yuma Working Interests and the parties in the private placement with the Securities and Exchange Commission (the “Commission”).

Our principal executive office is located at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, and our telephone number is (281) 537-9920.

RISK FACTORS

Set forth below are risks with respect to our company. Readers should review these risks, together with the other information contained in this prospectus. The risks and uncertainties we have described in this prospectus are not the only ones facing our company. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also adversely affect our business. Any of the risks discussed in this prospectus or that are presently unknown or immaterial, if they were to actually occur, could result in a significant adverse impact on our business, operating results, prospects or financial condition.

We are dependent upon the services of our Chief Executive Officer and other executive officers.

We are dependent upon a limited number of personnel, including Frank A. Lodzinski, our Chief Executive Officer and President, Francis M. Mury, our Executive Vice-President and Chief Operating Officer-Southern Division, Collis P. Chandler, III, our Executive Vice-President and Chief Operating Officer-Northern Division, and other management personnel and key employees. Failure to retain the services of these persons, or to replace them with adequate personnel in the event of their departure or termination, may have a material adverse effect on operations. No employment agreements with any of our officers currently exist, but we may consider such agreements in the future.

We must successfully acquire or develop additional reserves of oil and gas.

Our future production of oil and gas is highly dependent upon our level of success in acquiring or finding additional reserves. The rate of production from our oil and gas properties generally decreases as reserves are depleted, as has occurred over the past few years. We compete with a number of exploration and production companies that possess greater financial resources than are available to us. We may not be able to economically compete for oil and gas properties due to a lack of capital and inability to obtain adequate financing, which may be required to fund prospect generation, drilling operations and property acquisitions. To the extent financing is obtained, it may not be on terms beneficial to our stockholders.

Intense competition in the oil and gas exploration and production segment could adversely affect our ability to acquire desirable properties prospective for oil and gas, as well as producing oil and gas properties.

The oil and gas industry is highly competitive. We will compete with major integrated and independent oil and gas companies for the acquisition of desirable oil and gas properties and leases, for the equipment and services required to develop and operate properties, and in the marketing of oil and gas to end-users. Many competitors have financial and other resources that are substantially greater than ours, which will make any acquisition of producing properties at economic prices difficult. In addition, many larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide oil and natural gas prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. Significant competition also exists in attracting and retaining technical personnel, including geologists, geophysicists, engineers, landmen and other specialists.

We may be faced with shortages of personnel and equipment, thereby adversely affecting operations and financial results.

Our operations and financial results may be adversely impacted due to difficulties in attracting and retaining qualified and experienced personnel in our oil and gas exploration and production business. Additional personnel are likely to be required in connection with any expansion plans, and the domestic oil and gas industry is currently experiencing significant shortages of qualified personnel in all areas of operations. Similarly, our expansion plans will require access to services and oil field equipment, both of which are currently in short supply.

Volatile oil and natural gas prices could adversely affect our financial condition and results of operations.

Our success will be largely dependent on oil and natural gas prices, which are volatile and have recently been at historically high levels. Any substantial or extended decline in the price of oil and natural gas will have a negative impact on our business operations and future revenues. Moreover, oil and natural gas prices depend on factors that will be outside of our control, such as:

•	economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities particularly with respect to Middle East oil producers, Nigeria and Venezuela;

•	weather conditions, including energy infrastructure disruptions resulting from those conditions;

•	changes in the global oil supply, demand and inventories;

•	changes in domestic natural gas supply, demand and inventories;

•	the price and quantity of foreign imports of oil;

•	the price and availability of liquefied natural gas imports;

•	political conditions in or affecting other oil-producing countries;

•	general economic conditions in the United Stated and worldwide;

•	the interdependence of oil and natural gas and energy trading companies;

•	the level of worldwide oil and natural gas exploration and production activity;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease revenues on a per unit basis, but also may reduce the amount of oil and natural gas that can be produced economically. Lower prices will also negatively impact estimates of proved reserves. A substantial or extended decline in oil or natural gas prices may materially and adversely affect the financial condition, results of operations, liquidity or ability to finance operations and planned capital expenditures.

Industry changes may adversely affect various financial measurements and negatively affect the market price of our common stock.

Although we believe that our recent mergers will allow us to seek to accelerate growth and increase operating efficiencies, unforeseen costs and industry changes as listed below, could potentially have an adverse effect on return of capital employed and earnings per share on a pro forma basis. Future events and conditions could cause any such changes to be significant, including, among other things, adverse changes in:

•	commodity prices for oil, natural gas and liquid natural gas;

•	reserve levels;

•	operating results;

•	capital expenditure obligations; and

•	production levels.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

Oil and natural gas exploration, drilling and production activities are subject to numerous operating risks including the possibility of:

•	unanticipated, abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	blowouts, fires and explosions;

•	personal injuries and death;

•	uninsured or underinsured losses; and

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination.

Any of these operating hazards could cause damage to properties, serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages, which could expose us to liabilities. Although we believe that we are adequately insured for replacement costs of our wells and associated equipment, the payment of any of these liabilities could reduce the funds available for exploration, development, and acquisition, or could result in a loss of our properties. Also, as is customary in the oil and gas business, we do not carry business interruption insurance.

The insurance market in general and the energy insurance market in particular have experienced cost increases. It is possible that we will determine not to purchase insurance because of high insurance premiums. If we incur substantial liabilities and the damages are not fully covered by insurance or are in excess of policy limits, then our business, results of operations and financial condition would likely be materially adversely affected.

We have hurricane associated risks in connection with our operations in the Texas and Louisiana Gulf Coast.

We could be subject to production curtailments resulting from hurricane damage to certain fields or, even in the event that producing fields are not damaged, production could be curtailed due to damage to facilities and equipment owned by oil and gas purchasers, or vendors and suppliers, because a portion of our oil and gas properties are located in or near coastal areas of the Texas and Louisiana Gulf Coast. In August 2005, Hurricane Katrina caused severe damage to the facilities at four of our recently acquired oil and gas properties located in southeast Louisiana and southeast Texas. Insurance proceeds received, prior to our acquisition, with respect to the damaged facilities were approximately $585,000, allowing the former Southern Bay to recognize a gain of approximately $353,000. These properties accounted for approximately 13% of the former Southern Bay’s oil production in 2005 (approximately 20,000 barrels). In connection to these damages to the facilities at the four properties, .03 net wells were shut in for 250 days, 2.35 net wells were shut in for 381 days, .22 net wells were shut in for 385 days, and .71 net well commenced production in early 2007 after being shut in since August 25, 2005 and additional wells continue to be phased in. Full production from the affected fields is expected by the end of 2007.

The nature of our business and assets may expose us to significant compliance costs and liabilities.

Our operations, involving the exploration, production, storage, treatment, and transportation of liquid hydrocarbons, including crude oil, are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment. Our operations are also subject to laws and regulations relating to protection of the environment, operational safety, and related employee health and safety matters. Compliance with all of these laws and regulations may represent a significant cost of doing business. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties; the imposition of investigatory and remedial liabilities; the issuance of injunctions that may restrict, inhibit or prohibit our operations; or claims of damages to property or persons.

Revisions of oil and gas reserve estimates could adversely affect the trading prices of our common stock. Oil and gas reserves and the standardized measure of cash flows represent estimates, which may vary materially over time due to many factors.

The market price of our common stock may be subject to significant decreases due to decreases in estimated reserves and our estimated cash flows. Estimated reserves may be subject to downward revision based upon future production, results of future development, prevailing oil and gas prices, prevailing operating and development costs and other factors. There are numerous uncertainties and uncontrollable factors inherent in estimating quantities of oil and gas reserves, projecting future rates of production, and timing of development expenditures.

In addition, the estimates of future net cash flows from proved reserves and the present value of proved reserves are based upon various assumptions about prices and costs and future production levels that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of reserves and amount of estimated future net cash flows from estimated oil and gas reserves.

Any hedging activities we engage in may prevent us from realizing the benefits in oil or gas price increases.

To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges during certain time periods. From time to time, we have engaged in hedging activities with respect to some of our projected oil and gas production through financial arrangements designed to protect against price declines, such as swaps, collars and futures agreements. We are presently a party to six oil hedge contracts and three natural gas hedge contracts, all of which we have designated as cash flow hedges. These contracts were entered into for the purpose of mitigating the effects of a potential decline in oil and gas prices.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our financial condition and results of operations.

Our success will depend on the results of our exploitation, exploration, development and production activities. Oil and natural gas exploration and production activities are subject to numerous risks beyond a company’s control, including the risk that drilling will not result in commercially viable oil or natural gas production. Decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Costs of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including:

•	shortages of or delays in obtaining equipment and qualified personnel;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	title problems; and

•	delays imposed by or resulting from compliance with regulatory requirements.

Governmental regulation associated with leonardite mining operations can negatively impact our operations and financial success.

We intend to divest our leonardite assets. However, until these assets are sold, and in the event that we conduct leonardite operations, we will be subject to extensive regulation by federal, state and local authorities applicable to mining activities. Legislation and regulations are under constant review for amendment or expansion, raising the possibility of changes that may affect operations. Substantial penalties may be assessed for noncompliance with various applicable statutes and regulations, and the overall regulatory burden increases costs of doing business and, in turn, decreases profitability.

Existing debt and use of debt financing may adversely affect our strategy.

Our management is likely to use debt to fund a portion of our future acquisition activities. Any temporary or sustained inability to service or repay debt will materially adversely affect our ability to obtain other financing.

Our properties may be subject to influence by third parties that do not allow us to proceed with planned explorations and expenditures.

We are the operator of a majority of our properties, but for many of our properties we will own less than 100% of the working interests. Joint ownership is customary in the oil and gas industry and is generally conducted under the terms of a Joint Operating Agreement (“JOA”), where a single working interest owner is designated as the “operator” of the property. For properties where less than 100% of the working interest is owned, whether operated or non-operated, drilling and operating decisions may not be within our sole control. If we disagree with the decision of a majority of working interest owners, we may be required, among other things, to postpone the proposed activity or decline to participate. If we decline to participate, we might be forced to relinquish our interest through “in-or-out” elections or may be subject to certain non-consent penalties, as provided in a JOA. In-or-out elections may require a joint owner to participate, or forever relinquish its position. Non-consent penalties typically allow participating working interest owners to recover from the proceeds of production, if any, an amount equal to 200% to 500% of the non-participating working interest owner’s share of the cost of such operations.

If oil and gas prices decrease or exploration efforts are unsuccessful, we may be required to write down the capitalized cost of individual oil and gas properties.

A writedown of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved oil and gas reserves, if operating costs or development costs increase over prior estimates, or if exploratory drilling is unsuccessful. A writedown could adversely affect the trading prices of our common stock.

We use the successful efforts accounting method. All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed. All geological and geophysical costs on exploratory prospects are expensed as incurred.

The capitalized costs of our oil and gas properties, on a field-by-field basis, may exceed the estimated future net cash flows of that field. If so, we will record impairment charges to reduce the capitalized costs of each such field to its estimate of the field’s fair market value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce earnings and shareholders’ equity.

We periodically assess our properties for impairment based on future estimates of proved and risk-adjusted probable reserves, oil and gas prices, production rates and operating, development and reclamation costs based on operating budget forecasts. Once incurred, an impairment charge cannot be reversed at a later date even if we experience increases in the price of oil or gas, or both, or increases in the amount of its estimated proved reserves.

There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of a large number of these shares could cause the market price of our common stock to fall.

There were 14,703,383 shares of our common stock outstanding as of August 10, 2007.

Members of our management and other affiliates owned approximately 10,121,097 shares of our common stock, representing 68.9% of our outstanding common stock as of August 10, 2007. Sale of a substantial number of these shares as well as the other shares which may be sold pursuant to this prospectus would likely have a significant negative affect on the market price of our common stock, particularly if the sales are made over a short period of time.

If our stockholders sell a large number of shares of our common stock the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of our common stock could depress the market price of those shares.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

SELLING SECURITY HOLDERS

The following table sets forth certain information as of August 10, 2007, with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares, if any, that actually will be sold.

The number and percentage of shares beneficially owned is based on shares outstanding at August 10, 2007, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

	Shares Owned Prior to Offering (1)			Shares Offered Pursuant to this Prospectus	Shares Owned After Offering
Name of Selling Stockholder	Number	Percent		Number	Number(2)	Percent
John F. Anderson	11,420	*	*	11,420	0	—
Robert J. Anderson(3)(4)	28,244	*	*	28,244	0	—
NFS/FMTC IRA FBO Robert J. Anderson(3)	21,304	*	*	21,304	0	—
Beechor Investors	37,099	*	*	37,099	0	—
Sarah Carson-Lowe(5)(6)	5,000	*	*	5,000	0	—
Castle Creek Resources, Inc.(7)	106,081	*	*	106,081	0	—
Chandler Energy, LLC(8)(6)	1,620,711	10.9%		1,595,711	25,000	*	*
Steven C. Collins(9)(4)	37,814	*	*	37,814	0	—
NFS/FMTC IRA FBO Steven C. Collins(9)	31,329	*	*	31,329	0	—
Christopher E. Cottrell(10)(4)	25,021	*	*	25,021	0	—
NFS/FMTC IRA FBO Christopher E. Cottrell(10)	37,595	*	*	37,595	0	—
Paul B. David	25,063	*	*	25,063	0	—
Janice C. Dinham	1,142	*	*	1,142	0	—
Howard E. Ehler(11)(4)	39,792	*	*	39,792	0	—
NFS/FMTC IRA FBO Howard E. Ehler(11)	4,261	*	*	4,261	0	—

	Shares Owned Prior to Offering (1)			Shares Offered Pursuant to this Prospectus	Shares Owned After Offering
Name of Selling Stockholder	Number	Percent		Number	Number(2)	Percent
Jennifer Foy(12)(6)	5,000	*	*	5,000	0	—
Michael J. Foy & Paula J. Foy(7)	12,532	*	*	12,532	0	—
Barry R. Gager	19,129	*	*	19,129	0	—
Jim Glenn(13)(6)	10,000	*	*	10,000	0	—
Griffin Investments, LLC	12,753	*	*	12,753	0	—
Johnny F. Hickman(14)(4)	7,929	*	*	7,929	0	—
NFS/FMTC IRA FBO Johnny F. Hickman(14)	18,798	*	*	18,798	0	—
Christopher W. Hunt(15)	35,000	*	*	35,000	0	—
J.F. Joliat Revocable Living Trust(16)	125,190	*	*	125,190	0	—
J.F. Joliat Irrevocable Living Trust(16)	75,190	*	*	75,190	0	—
J. Mark Joliat Revocable Living Trust(16)	25,063	*	*	25,063	0	—
William L. Jobe	37,099	*	*	37,099	0	—
Karen Joliat(16)	25,063	*	*	25,063	0	—
Kenwinn Investments LLC	12,532	*	*	12,532	0	—
LaJoie Ventures, Ltd.	25,063	*	*	25,063	0	—
Lakewood Investments, LLC	24,732	*	*	24,732	0	—
Frank A. Lodzinski(17)(18)	65,957	*	*	65,957	0	—
Timothy D. Merrifield(19)(4)	45,072	*	*	45,072	0	—
NFS/FMTC IRA FBO Timothy D. Merrifield(19)	18,296	*	*	18,296	0	—
Morrison Enterprises, Inc.	373,662	2.5%		373,662	0	—
Francis M. Mury(20)(4)	86,000	*	*	86,000	0	—
Frank W. Nessinger	6,183	*	*	6,183	0	—
Paul M. & Carol Kameny Family Trust 1995	12,532	*	*	12,532	0	—

	Shares Owned Prior to Offering (1)			Shares Offered Pursuant to this Prospectus	Shares Owned After Offering
Juanita Ramirez(21)(4)	8,626	*	*	8,626	0	—
Thomas A. Reiser	25,063	*	*	25,063	0	—
Robert B. Rodgers	37,595	*	*	37,595	0	—
James D. Simpson	25,063	*	*	25,063	0	—
SJB, LLC	37,099	*	*	37,099	0	—
Daryl R. Stewart(22)	16,266	*	*	16,266	0	—
Paul R. Stewart	18,549	*	*	18,549	0	—
Stewart Petroleum Corporation(22)	55,648	*	*	55,648	0	—
Leslie Tamura(23)(6)	5,000	*	*	5,000	0	—
Troy B. Thibodeaux(24)(4)	41,601	*	*	41,601	0	—
NFS/FMTC IRA FBO Troy B. Thibodeaux(24)	17,294	*	*	17,294	0	—
Thomas L. Joliat Living Trust(16)	50,127	*	*	50,127	0	—
Arnold Van Zanten, Jr. Revocable Trust	25,063	*	*	25,063	0	—
Sandra L. Vega(25)(4)	3,964	*	*	3,964	0	—
VL Energy, L.L.C., Agent(4)	92,000	*	*	0	92,000	*	*
Vlasic FAL, L.P.(18)	5,022,018	34.2%		5,022,018	0	—
Wachovia Capital Partners 2005, LLC(26)	1,888,560	12.8%		1,888,560	0	—
Steven R. Weisberg Revocable Trust u/a/d April 16, 1992	15,000	*	*	15,000	0	—
Westchester, LLC	12,753	*	*	12,753	0	—
Windlass Energy Value Partners, L.P.	250,635	1.7%		250,635	0	—
Yuma SG, LLC	61,831	*	*	61,831	0	—
Total	10,820,406	100%		10,703,406	117,000	*	*

**	Less than 1%

(1)	Percentages prior to proposed sales of shares offered by this prospectus are based on 14,703,383 shares of our common stock, excluding treasury shares, which were issued and outstanding as of August 10, 2007.
(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because, except as noted, there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering with the exception of the shares held for certain persons that have not vested at this time.
(3)	Mr. Anderson has been the Vice President, Business Development, Acquisitions and Divestitures of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Anderson, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 16,000 shares of common stock for Mr. Anderson until certain vesting requirements are met. The 16,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 below and are in addition to the shares of common stock held in the name of Mr. Anderson.
(4)	Pursuant to the shareholders agreement between Southern Bay Oil & Gas, L.P., VL Energy, L.L.C. and certain former equity holders of Southern Bay Oil & Gas, L.P., VL Energy L.L.C. holds record title to the 92,000 shares of common stock that are subject to vesting requirements, and if any of those shares are not vested for any reason, they may be retained by VL Energy L.L.C. VL Energy, L.L.C. only has a pecuniary interest in and a shared right to dispose of the 92,000 that may be retained by VL Energy, L.L.C., and currently shares the right to dispose of those shares with each employee that is ultimately entitled to his or her portion of the 92,000 shares.
(5)	Ms. Carson-Lowe has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Carson-Lowe and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 5,000 shares of common stock for Ms. Carson-Lowe until certain vesting requirements are met. The 5,000 shares of common stock are in addition to the shares held in the name of Ms. Carson-Lowe.
(6)	Chandler Energy, LLC holds record title to 25,000 shares of common stock pursuant to the shareholders agreement between Chandler Energy, LLC and certain former employees of Chandler Energy, LLC and current employees of the company. The 25,000 shares of common stock will automatically vest on April 17, 2008. Chandler Energy, LLC only has a pecuniary interest in and a shared right to dispose of the 25,000 shares of common stock that may be retained by Chandler Energy, LLC, and currently shares the right to dispose of those shares with each employee that is ultimately entitled to his or her portion of the 25,000 shares of common stock.
(7)	Mr. and Mrs. Foy, as joint tenants, are the sole shareholders of Castle Creek Resources, Inc. and thus are the beneficial owners of all common stock held by Castle Creek Resources, Inc.
(8)	Mr. Collis Chandler, III is the sole member of Chandler Energy, LLC and thus is the beneficial owner of the common stock held in the name of Chandler Energy, LLC except for 25,000 shares of common stock, which are held by Chandler Energy, LLC for certain former employees of Chandler Energy, LLC subject to certain vesting requirements. Mr. Chandler has been the Executive Vice-President and Chief Operating Officer – Northern Region of the company since the closing of the mergers on April 17, 2007.
(9)	Mr. Collins has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Collins, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 12,000 shares of common stock for Mr. Collins until certain vesting requirements are met. The 12,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Collins.
(10)	Mr. Cottrell has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Cottrell, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C holds record title to 12,000 shares of common stock for Mr. Cottrell until certain vesting requirements are met. The 12,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Cottrell.

(11)	Mr. Ehler has been a Vice President and the Chief Financial Officer of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Ehler, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 16,000 shares of common stock for Mr. Ehler until certain vesting requirements are met. The 16,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Ehler.
(12)	Ms. Foy has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Foy and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 5,000 shares of common stock for Ms. Foy until certain vesting requirements are met. The 5,000 shares of common stock are in addition to the shares held in the name of Ms. Foy.
(13)	Mr. Glenn has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Glenn and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 10,000 shares of common stock for Mr. Glenn until certain vesting requirements are met. The 10,000 shares of common stock are in addition to the shares held in the name of Mr. Glenn.
(14)	Mr. Hickman has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Hickman, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 2,000 shares of common stock for Mr. Hickman until certain vesting requirements are met. The 2,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Hickman.
(15)	Mr. Hunt has been a director of the company since the closing of the mergers on April 17, 2007.
(16)	Mr. Joliat has been a director of the company since the closing of the mergers on April 17, 2007. Mr. Joliat is the beneficial owner of 200,380 shares of common stock. Mr. Joliat is the trustee of two family trusts, which hold an aggregate of 75,190 shares of common stock. Additionally, the shares held in the name of Karen Joliat are not beneficially owned by Mr. Joliat.
(17)	Mr. Lodzinski has been the Chief Executive Officer and Chairman of the Board of Directors of the company since the closing of the mergers on April 17, 2007.
(18)	Based on the legal structure of Vlasic FAL, L.P., Mr. Lodzinski and Mr. Vlasic are beneficial owners of all of the shares of common stock held by Vlasic FAL, L.P., and share the right to vote and dispose of these shares.
(19)	Mr. Merrifield has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Merrifield, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 12,000 shares of common stock for Mr. Merrifield until certain vesting requirements are met. The 12,000 shares of common stock are included in the 92,000 shares discussed above in footnote 4 and are in addition to the shares held in the name of Mr. Merrifield.
(20)	Mr. Mury has been the Executive Vice-President and Chief Operating Officer – Southern Region of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Mury, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 14,000 shares of common stock for Mr. Mury until certain vesting requirements are met. The 14,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Mury.
(21)	Ms. Ramirez has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Ramirez, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 1,000 shares of common stock for Ms. Ramirez until certain vesting requirements are met. The 1,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Ms. Ramirez.
(22)	Mr. Stewart is the sole shareholder of Stewart Petroleum Corporation and thus has beneficial ownership of all shares of common stock held in the name of Stewart Petroleum Corporation.

(23)	Ms. Tamura has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Tamura and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 5,000 shares of common stock for Ms. Tamura until certain vesting requirements are met. The 5,000 shares of common stock are in addition to the shares held in the name of Ms. Tamura.
(24)	Mr. Thibodeaux has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Thibodeaux, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 6,000 shares of common stock for Mr. Thibodeaux until certain vesting requirements are met. The 6,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Thibodeaux.
(25)	Ms. Vega has been an employee of the company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Vega, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 1,000 shares of common stock for Ms. Vega until certain vesting requirements are met. The 1,000 shares of common stock are included in the 92,000 shares discussed above in footnote 4 above and are in addition to the shares held in the name of Ms. Vega.
(26)	Mr. Scott R. Stevens has been a director of the company since the closing of the mergers on April 17, 2007 and has been a member of the management of Wachovia Capital Partners 2005, LLC since 2003. Mr. Stevens is not a beneficial owner of any shares of common stock held by Wachovia Capital Partners 2005, LLC.

PLAN OF DISTRIBUTION

The selling stockholders named in this prospectus, or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus, may sell these shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on one or more exchanges, on any automated interdealer quotation system on which the shares are listed, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. We and the selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any combination of these methods of sale; or

•	any other method permitted pursuant to applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in such resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders and selling holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders and selling holders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not engage in market-making activities with respect to our common stock during certain restricted periods. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock being offered from time to time under this prospectus will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Reid A. Godbolt, a member of Jones & Keller, P.C., beneficially owns 12,753 shares of our common stock held of record by a limited liability company he owns jointly with his spouse.

EXPERTS

The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2006 have been so incorporated in reliance upon the report of Richey, May & Co., LLP, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Southern Bay Oil & Gas, L.P. as of December 31, 2006 and 2005 and for each of the two years in the period ended December 31, 2006 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The consolidated financial statements and financial statement schedules of Chandler Energy, LLC incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed on June 22, 2007 have been so incorporated in reliance upon the report of Burdick Meritt & Associates, P.C., independent accountants, and upon the authority of said firm as experts in auditing and accounting

TRANSFER AGENT AND REGISTRAR

Our Transfer Agent and Registrar is Wells Fargo Shareowner Services, 161 N. Concord Exchange Street, South St. Paul, Minnesota 55075.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at www.sec.gov.

We have filed with the Commission a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summery and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the Commission’s public reference room in Washington, D.C., as well as through the Commission’s Internet site.

The Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede such information. The following documents filed with the Commission are hereby incorporated by reference into this prospectus:

(a) Our Annual Report on Form 10-KSB for the Year Ended December 31, 2006, filed on April 2, 2007, which contains audited financial statements for the most recent fiscal year for which such statements have been filed;

(b) Our Proxy Statement on Schedule 14A filed on February 23, 2007;

(c) Our Current Report on Form 8-K, Filed on February 23, 2007;

(d) Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, filed on May 11, 2007;

(e) Our Current Report on Form 8-K, filed on April 23, 2007 and as amended on June 22, 2007;

(f) Our Current Report on Form 8-K, filed on May 31, 2007;

(g) Our Current Report on Form 8-K, filed on July 10, 2007; and

(h) Our Current Report on Form 8-K, filed on July 20, 2007;

In addition, all documents which we file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will be deemed to be incorporated by reference into this prospectus.

This prospectus is part of a registration statement that we filed with the Commission. Upon written or oral request, we will provide, without charge, to each person, including beneficial owners of our securities, to whom a copy of this prospectus is delivered, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Your requests for copies should be directed to the Secretary, GeoResources, Inc., 110 Cypress Station Drive, Suite 220, Houston, Texas 77090; telephone (281) 537-9920.